UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

On December 17, 2025 (the “Closing Date”), Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), completed the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands, Merger Sub was merged with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”). Following the completion of the Merger, Parent was liquidated and the Surviving Company became a wholly owned subsidiary of Bidco and a beneficially owned subsidiary privately held by affiliates of Bidco and Formula Systems (1985) Ltd., a corporation incorporated under the laws of Israel (the “Rollover Shareholder”). The Merger Agreement, and the transactions contemplated thereby, including the Merger, was described in the proxy statement, dated October 16, 2025, distributed by the Company to its shareholders and attached as Exhibit (a)-(1) to the transaction statement on the Company’s amended Schedule 13E-3 that was filed with the United States Securities and Exchange Commission (the “SEC”) on October 16, 2025.

Merger Consideration; Effect on Capital Stock

At the effective time of the Merger (the “Effective Time”), each issued and outstanding common share, par value €0.01 per share, of the Company (each, a “Common Share” and collectively, the “Common Shares”) was cancelled and ceased to exist, in consideration and exchange for the right to receive $43.50 in cash per Common Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), except for (a) 6,896,552 Common Shares held by the Rollover Shareholder, which continued to be validly issued, fully paid, non-assessable common shares, par value €0.01 per share, of the Surviving Company (the “Rollover Shares”), (b) 17,418,214 Common Shares other than the Rollover Shares (the “Non-Rollover Shares”) which had previously been transferred by the Rollover Shareholder to Merger Sub in exchange for a non-interest bearing loan note instrument, (c) Common Shares held by Parent, Merger Sub and any of their respective subsidiaries, and (d) all Common Shares held by the Company or any subsidiary of the Company or held in the Company’s treasury, in each case for (b), (c) and (d), issued and outstanding immediately prior to the Effective Time, which were cancelled and ceased to exist at the Effective Time without payment of any consideration or distribution therefor. Each ordinary share, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non-assessable common share, par value €0.01 per share, of the Surviving Company.

Treatment of Company Equity Awards

Additionally, immediately prior to the Effective Time, the Company provided for the treatment of options to purchase Common Shares granted under the terms and conditions set forth in the Sapiens International Corporation N.V. 2011 Share Incentive Plan, the Sapiens International Corporation N.V. 2021 Stock Incentive Plan and any prior similar Company share option plan that expired prior to the date of the Merger Agreement (collectively, the “Company Share Plans”) (each, a “Company Option”) and restricted share unit awards granted under the terms and conditions set forth in the Company Share Plans (each, a “Company RSU”), as described below:

●	Immediately prior to the Effective Time, the Company caused (i) 58% of the unvested portion of all remaining outstanding and unexpired Company Options, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company Options to have become vested (such Company Options, together with any Company Options that were vested prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company Options”) and (ii) 58% of the unvested portion of all remaining outstanding and unexpired Company RSUs, determined on a tranche-by-tranche basis across all applicable vesting tranches of such Company RSUs to have become vested (such Company RSUs, together with any Company RSUs that were vested but not yet settled prior to the Effective Time or as a result of the consummation of the Merger by their terms, “Vested Company RSUs”). The vesting described in clauses (i) and (ii) in the previous sentence excluded the Company Options and Company RSUs held by any individual who provided or received a notice of termination of his or her employment or engagement with the Company or any of its subsidiaries as of the date of the Merger Agreement.

●	At the Effective Time, (i) each Vested Company RSU was cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Vested Company RSU, without interest thereon and subject to applicable withholding taxes; (ii) each Company RSU that was not a Vested Company RSU (each, an “Unvested Company RSU”) was cancelled and converted into the right to receive the Per Share Merger Consideration in respect of each Common Share covered by such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount is eligible to vest and become payable at the same time or times as such Unvested Company RSU would have vested and would have become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date; (iii) each Vested Company Option was cancelled and converted into the right to receive the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such Vested Company Option in respect of each Common Share covered by such Vested Company Option, without interest thereon and subject to applicable withholding taxes; and (iv) each Company Option that was not a Vested Company Option (each, an “Unvested Company Option”) was cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding taxes, equal to the product of (x) the excess of the Per Share Merger Consideration (if any) over the applicable per share exercise price of such unvested Company Option and (y) the total number of Common Shares subject to such Unvested Company Option as of immediately prior to the Effective Time (the “Cash Replacement Company Option Amount”), which Cash Replacement Company Option Amount is eligible to vest and become payable at the same time or times as such Unvested Company Option would have vested and would have become payable by its terms, subject to the continued employment or service of the holder thereof through each applicable vesting date. Any Company Option (whether a Vested Company Option or an Unvested Company Option) that had a per share exercise price that was equal to or greater than the Per Share Merger Consideration was cancelled as of the Effective Time without any cash payment or other consideration being paid in respect thereof.

Rollover Shares

In connection with the Merger, the Rollover Shareholder entered into a rollover agreement (as amended from time to time, the “Rollover Agreement”) with Parent, Merger Sub, Bidco and SI Swan UK Topco Limited (“TopCo”), pursuant to which, among other matters, the Rollover Shareholder, immediately prior to the Effective Time, sold and transferred the Non-Rollover Shares to Merger Sub in exchange for a non-interest bearing loan note (the “Loan Note”) with an aggregate principal amount of $757,692,309 (the “Loan Note Amount”) and Merger Sub then issued to Parent a number of shares of Merger Sub with an aggregate amount equal to the Loan Note Amount. Immediately following the Effective Time, Parent sold and transferred to Bidco the number of issued and outstanding common shares of the Surviving Company held by Parent immediately following the Merger having an aggregate value equal to the aggregate amount of third party debt financing obtained by Bidco in connection with the transactions contemplated by the Merger Agreement pursuant to the Debt Commitment Letter, and in exchange, Bidco paid to Parent cash in an aggregate amount equal to the Loan Note Amount, and any outstanding amount under the loan previously made by Bidco to Parent on or around the Closing Date in connection with the transactions contemplated by the Merger Agreement was deemed to have been repaid in full, (ii) Parent caused a paying agent to repay to the Rollover Shareholder the aggregate amount outstanding under the Loan Note, and (iii) the Rollover Shareholder contributed and assigned to Topco the Rollover Shares, and in exchange, Topco issued to a paying agent a number of ordinary shares in Topco with an aggregate value equal to $300 million.

On December 17, 2025, the Company issued a press release announcing the consummation of the Merger. A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1

In connection with the completion of the Merger, the Company notified the Nasdaq Global Select Market (“Nasdaq”) and the Tel Aviv Stock Exchange (“TASE”) of the consummation of the Merger, and requested that the trading of the Common Shares on Nasdaq and TASE be suspended prior to the opening of trading on December 17, 2025. The Company has requested that TASE initiate the process to delist its Common Shares. The Company has also requested that Nasdaq file a delisting application on Form 25 with the SEC to report the delisting of its Common Shares from Nasdaq. The Company expects to file a Form 15 with the SEC to terminate the registration of its Common Shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the filing of the Form 25.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated December 17, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: December 17, 2025	By:	/s/ Roni Giladi
	Name:	Roni Giladi
	Title:	Chief Financial Officer

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